SDR CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

December 31, 2025

Report pursuant to Rule 17a-5(d)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-69430

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___SDR Capital Markets, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___5613 DTC Parkway, Suite 830___
(No. and Street)

___Greenwood Village___	___CO___	___80111___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Carol Ann Kinzer___	___678-525-0992___	___ckinzer@sdrventures.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Cherry Bekaert LLP___
(Name – if individual, state last, first, and middle name)

___4601 DTC Parkway, Suite 700___	___Denver___	___CO___	___80237___
(Address)	(City)	(State)	(Zip Code)

___October 20, 2003___	___349___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Eric Davis_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___SDR Capital Markets, LLC_____, as of ___December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Principal

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SDR CAPITAL MARKETS, LLC

CONTENTS	Page(s)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SDR Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of assets, liabilities and equity of SDR Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as SDR Capital Markets, LLC's auditor since 2015.

Denver, Colorado
February 23, 2026

SDR CAPITAL MARKETS, LLC

STATEMENT OF ASSETS, LIABILITIES AND EQUITY

December 31, 2025

Assets

Cash and Cash Equivalents	$	22,515
Other Assets	$	1,226
TOTAL ASSETS	$	23,741

Liabilities and Equity

Due to Parent (Note 5)	$	2,074
Total Liabilities	$	2,074
Commitments and Contingencies (Note 4)		
Total Member's Equity	$	21,667
TOTAL LIABILITIES AND EQUITY	$	23,741

The Accompanying Notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

SDR Capital Markets, LLC., (the "**Company**") is a Colorado limited liability company that was incorporated on January 13, 2014.

SDR Capital Markets, LLC is a securities broker dealer registered as such with the United States Securities and Exchange Commission ("**SEC**"), and is a member of the Financial Industry Regulatory Authority ("**FINRA**").

The Company was authorized to commence business as a securities broker dealer effective on January 15, 2015.

The Company is a niche investment banking firm that, in accordance with its FINRA Membership Agreement, provides to and for its entity clients: mergers and acquisitions advisory services (sell side and buy side); private capital raising services; and various investment banking professional advisory services related thereto.

The Company does not, for example and in relevant part: hold or maintain custody of any securities and/or any funds of and/or for any customers or clients; open, hold, maintain and/or provide any advice regarding any customer securities accounts; engage in any "retail" securities business with and/or for any "retail" securities customers; engage in any proprietary securities trading; engage in any securities market making; engage in any securities brokerage activities; engage in any securities trading activities; and/or engage in, and/or provide any advice regarding, the underwriting and/or sale of any publicly traded securities.

In accordance with its FINRA Membership Agreement, the Company conducts securities and/or securities-related business for which the involvement of a duly registered securities broker dealer is required by applicable laws, rules and regulations. In contrast, the Company's Parent conducts business for which the involvement of a duly registered securities broker dealer is not required by applicable laws, rules and regulations, for example providing business consulting services.

The Company's financial statements have been prepared on a going concern basis. The Company has not generated revenue in the previous 2 years and has suffered recurring losses from operations which raises substantial doubt in the Company's ability to continue as a going concern. Management has evaluated the significance of these conditions in relation to the Company's ability to meet its obligations as they become due. However, in February 2026, the Company received a written commitment of financial support from the Company's owner to provide sufficient funding to meet the Company's obligations as they become due for at least one year from the date the financial statements are issued. Based on this explicit support, management believes the substantial doubt about the Company's ability to continue as a going concern has been alleviated.

Summary of Significant Accounting Principles:

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("**US GAAP**"), as established by the Financial Accounting Standards Board.

- Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A Advisory fees.

Revenue from Contracts with Customers:

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Assets, Liabilities and Equity.

- Cash and Cash Equivalents

The Company maintains only cash on its statement of Assets, Liabilities and Equity. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that could potentially, at times, be in excess of federally insured limits. However, the Company does not believe that it is exposed to any material credit risk.

- <u>Other Assets</u>

The balance of The Company FINRA Flex-Funding CRD account as of December 31, 2025 was $396.30. In addition, The Company made the required FINRA 2026 Preliminary Renewal Fee payment of $830.00 in 2025.

- <u>Concentration of Credit Risk</u>

The Company does not extend credit in the normal course of its business.

- <u>Income Taxes</u>

The Company's results are consolidated with its Parent. The Company's Parent has elected to be taxed as an S corporation for income tax purposes.

- <u>Use of Estimates</u>

The preparation of financial statements in conformity with US GAAP requires the Company's management to make certain estimates and assumptions that may affect, as of the date of the financial statements: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities, if any; and reported amounts of revenue and expenses. Actual results could differ from any such estimates and assumptions.

- <u>Segment Reporting</u>

The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages to business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

- <u>Regulation, Litigation and Regulatory or Self-Regulatory Enforcement Action(s)</u>

As a securities broker dealer registered with the SEC, Colorado and certain other states, and as member of FINRA, the Company is subject to a wide variety of: federal and state securities and other laws; securities-related rules and regulations issued by various legal authorities; SEC regulation; FINRA self-regulation; and certain State Securities Commissioner or other state securities authorities' regulation.

The Company is subject to comprehensive review and examinations by various governmental and self-regulatory authorities, most notably: the SEC; FINRA; and the Colorado Division of Securities.

The Company is not at present a party to any: litigation; regulatory (e.g., SEC and/or any State securities authorities) enforcement action(s); and/or self-regulatory (e.g., FINRA) enforcement action(s). Moreover, the Company is not currently aware of any reasonable likelihood of being named in any such litigation and/or enforcement action(s).

SDR CAPITAL MARKETS, LLC
December 31, 2025
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1, which requires the Company to maintain minimum net capital as required by that Rule. The Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Further, the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1.

The Company's net capital at December 31, 2025, was $20,441, which exceeded the Company's minimum net capital requirement of $5,000. The Company's net capital may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to Net Capital at December 31, 2025, was .10 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company operates and conducts business from one commercial office location in Greenwood Village, CO that is leased by the Company's Parent.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company and its Parent are parties to a written Expense Sharing Agreement ("**Agreement**"). In accordance with the terms of the Agreement, certain expenses of the Company are paid for by the Parent. These expenses are reimbursed to the Parent by the Company and any payments made under the expense sharing agreement are reflected on the books and records of the Company pursuant to a reasonable allocation that is reviewed on a periodic basis. During 2025, the Company was charged expenses of $24,532 under the Agreement. During the year ended December 31, 2025, due to parent in the amount of $28,774 was treated as a capital contribution by the Parent and $2,074 remained payable as of December 31, 2025.

In addition to amounts reimbursed under the expense sharing agreement by the Company's Parent discussed above, the Company's Parent paid all other expenses included on the Statement of Operations on behalf of the Company as a contribution of capital.

NOTE 5 – SUBORDINATED LIABILITIES

In 2023, the Company had no subordinated liabilities as described in Appendix D to the SEC's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 6 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through the auditors' report date, which is the date that the financial statements were issued. Based upon such evaluation, there were no material subsequent events requiring recognition or disclosure in the financial statements.